Via Edgar and Overnight Mail

February 7, 2008

Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:  Park Electrochemical Corp.
     Form 10-K for the fiscal year ended February 25, 2007
     Filed May 10, 2007
     File No. 001-04415

Dear Ms. Jacobs:

We have reviewed the comments relating to the above referenced filing presented in the letter signed by you and dated January 30, 2008 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter "Park" or the "Company"). The comments and Park's responses to the comments are set forth below:

Form 10-K for the Fiscal Year Ended February 25, 2007

Part I

Item 1. Business, page 4

COMMENT:

     1. It appears that Sanmina-SCI Corporation, and TTM Technologies, Inc. represent 16.7% and 10.7%, respectively, of your total worldwide sales of printed circuit materials in FY 2007. We also note your risk factor disclosure on page 17 that a loss of one or more of your key customers could affect your business. Because you appear to be substantially dependent on your agreements with Sanmina-SCI Corporation, and TTM Technologies, Inc., please advise if you considered including in your Form 10-K a description of your contractual arrangements with these customers and filing your agreements with them as exhibits. See Item 601(b)(10)(ii)(B) of Regulations S-K.

RESPONSE:

The  Company  does  not have contractual  arrangements  with
these   customers.   The  Company  sells   printed   circuit
materials to these customers pursuant to purchase orders submitted by such customers to the Company.

Definitive Proxy Statement of Schedule 14A

Executive Compensation, page 6

COMMENT:

     2.   As you are aware, the Division has recently released
          Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at
          http://www.sec.gov/divisions/corpfin/guidance/execco
          mpdisclosure.htm, may be helpful as you draft  future
          versions  of  your executive compensation  and  other
          related  disclosure.   In drafting  future  executive
          compensation   disclosure,   please    consider    in
          particular providing a more complete description of your executive compensation practices in the following areas:

       * appropriate analysis and insight into how the Committee determined specific payouts;
	 * benchmarking of the elements of your compensation program; and
	 * appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.

RESPONSE:

The Company will review its executive compensation disclosure in light of the recent staff guidance relating to executive compensation disclosure.

Signatures

COMMENT:

     3. It does not appear that your Form 10-K has been signed by either your principal accounting officer or controller, as is required by General Instruction D to the Form 10-K. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please advise.

RESPONSE:

The Form 10-K was signed by James L. Zerby, the principal financial officer at the time, and he was also the principal accounting officer. The Company did not have a controller. It was an oversight that Mr. Zerby was not identified as the Company's principal accounting officer, as well as its principal financial officer. The Company's Form 10-K for its fiscal year ending March 2, 2008 will indicate all the capacities in which the persons are signing.

General

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The information in the foregoing responses that will be included in the Company's Form 10-K Annual Report for the fiscal year ending March 2, 2008 will be in such Report that will be filed on or before May 16, 2008.

Please provide any questions or comments that the staff may have with respect to our responses to the staff's comments to Stephen Gilhuley, Park's Executive Vice President, Secretary and General Counsel, or Matthew Farabaugh, Park's Vice President and Controller, at 631-465-3600 or send them via facsimile to 631-465-3100.

Very truly yours,

PARK ELECTROCHEMICAL CORP.



Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

jc

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